================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 21)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

 ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                    87927W10
       (Title of class of securities)                        (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 AUGUST 4, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


--------------------------------------------------------------------                ------------------------------------------------
CUSIP No.  87927W10                                                          13D                                     Page 2 of 10
-----------------------------------------------------------------------             ------------------------------------------------
----------------------------     ---------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 PIRELLI & C. S.p.A.
                                 I.R.S. IDENTIFICATION NO.OF                              Not Applicable
                                 ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (a) [X]
                                                                                                                     (b) [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             BK, WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                 [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
---------------------------- --- ----------------------     ------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                       0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           8                SHARED VOTING POWER:                              1,190,715,823
                                                                                                               (See Item 5)
----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           9                SOLE DISPOSITIVE POWER:                                  0

----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                          10                SHARED DISPOSITIVE POWER:                         1,190,715,823
                                                                                                               (See Item 5)
----------------------------
                                 ---------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     1,190,715,823
                                                                                                               (See Item 5)
                                 ---------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                            [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               11.58%
                                                                                                               (See Item 5)
----------------------------     ---------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO



                                       2

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                   Page 3 of 10
-----------------------------------------------------------------------                ---------------------------------------------

----------------------------     -------------------------------------------------------- ------------------------------------------
             1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                                 I.R.S. IDENTIFICATION NO. OF                             Not Applicable
                                 ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (a) [X]
                                                                                                                          (b) [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ----------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                               [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Italy
---------------------------- --- ----------------------     ------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                         0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           8                SHARED VOTING POWER:                                     See Item 5

----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           9                SOLE DISPOSITIVE POWER:                                    0

----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                          10                SHARED DISPOSITIVE POWER:                                See Item 5

----------------------------     ---------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           See Item 5
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                        [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 See Item 5
----------------------------     ---------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO



           This Amendment No. 21 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser" or "Olimpia"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 2.  IDENTITY AND BACKGROUND

           The Pirelli Merger (as that term is defined in Amendment No. 16 to the Statement on Schedule 13D) became effective on August 4, 2003, resulting in the merger of each of Pirelli and Pirelli-Lux with and into Pirelli & C. A copy of a joint press release concerning the Pirelli Merger issued by Pirelli & C. and Pirelli on July 29, 2003 is filed as Exhibit 53. Information concerning the proportional shareholdings of major shareholders of Pirelli & C. following the consummation of the Pirelli Merger will be filed by amendment upon such information being reported by Consob, the Italian securities regulatory authority.

           The name, business address, citizenship, present principal occupation or employment (and name of any corporation or organization at which such employment is conducted) of each director and executive officer of Pirelli & C. are set forth on Schedule I. Additional information concerning the directors and executive officers of Pirelli & C. that is required to be furnished on Schedule 13D has previously been reported in the Statement on Schedule 13D (and is incorporated by reference herein) with respect to each of the persons identified on Schedule I, except the following persons: Mr. Carlo Acutis, Mr. Gabriele Galatieri di Genola, Ms. Giulia Maria Ligresti, Mr. Giovanni Perissinotto and Mr. Maurizio Romiti (collectively, the "New Directors").

           During the past five years, to the knowledge of the Pirelli & C. and the Purchaser, none of the New Directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

           The Olivetti Merger (as that term is defined in Amendment No. 16 to the Statement on Schedule 13D) became effective on August 4, 2003. A copy of a joint press release concerning the Olivetti Merger issued by Olivetti and Telecom Italia on July 29, 2003 is filed as Exhibit 54. The Olivetti Merger resulted in the merger of Telecom Italia with and into Olivetti and the surviving entity adopting the name Telecom Italia S.p.A. (The surviving entity from the Olivetti Merger will henceforth be referred to in the Statement on
Schedule 13D as "Telecom Italia").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           Following the consummation (and as a result) of the Olivetti Merger, Olimpia beneficially owns 1,190,715,823 ordinary shares of Telecom Italia, representing approximately 11.575% of the total number of shares of that class reported to be outstanding by Telecom Italia. By virtue of its ownership of 50.4% of the outstanding shares of capital stock of Olimpia, Pirelli & C. may be deemed to beneficially own all shares of Telecom Italia beneficially owned by Olimpia.

           Based on information provided to Pirelli & C. prior to the consummation of the Olivetti Merger: (i) Mr. Perissinotto, one of the New Directors, beneficially owned 112,500 Olivetti Shares (representing less than 0.1% of the total number of shares of that class) and (ii) Ms. Giulia Maria Ligresti, one of the New Directors, may be deemed to have beneficially owned 6,000 Olivetti Shares (representing less than 0.1% of the total number of securities of that class) held of record by Ms. Ligresti's husband.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

53. Press release of Pirelli & C. S.p.A. and Pirelli S.p.A., dated as of July 29, 2003.

54. Press release of Olivetti S.p.A. and Telecom Italia S.p.A., dated as of July 29, 2003

                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:      August 12, 2003

                                  PIRELLI & C. S.p.A.


                                   By:    /s/ Giovanna Magrini
                                       -----------------------------------------
                                        Name:  Giovanna Magrini
                                        Title: Attorney-in-fact





                                  OLIMPIA S.p.A.


                                  By:    /s/ Luciano Gobbi
                                      ------------------------------------------
                                       Name:  Luciano Gobbi
                                       Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.
-----------

       53. Press release of Pirelli & C. S.p.A. and Pirelli S.p.A., dated as of July 29, 2003.

       54. Press release of Olivetti S.p.A. and Telecom Italia S.p.A., dated as of July 29, 2003

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

The business address of each person listed below is c/o Pirelli & C. S.p.A., Via Gaetano Negri 1, 20123 Milan, Italy.


--------------------------------------- ----------------------- ------------------------------- ------------------------------------
                                                                        POSITIONS WITH              PRESENT PRINCIPAL OCCUPATION
                   NAME                      CITIZENSHIP                PIRELLI S.P.A.              ----------------------------
                   ----                      -----------                --------------
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Marco Tronchetti Provera                Italian                 Chairman                        Chairman, Pirelli & C. S.p.A.;
                                                                                                Chairman, Telecom Italia.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Alberto Pirelli                         Italian                 Deputy Chairman                 Deputy Chairman, Pirelli & C. S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Carlo Alessandro Puri Negri             Italian                 Deputy Chairman                 Deputy Chairman, Pirelli & C. S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Carlo Buora                             Italian                 Managing Director               Managing Director, Pirelli & C.
                                                                                                S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Giovanni Ferrario                       Italian                 Managing Director               Managing Director, Pirelli & C.
                                                                                                S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Carlo Acutis                            Italian                 Director                        Chairman, BPC Investments SGR
                                                                                                S.p.A.; Deputy Chairman, Vittoria
                                                                                                Assicurazioni S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Gilberto Benetton                       Italian                 Director                        Chairman, Edizione Holding S.p.A.
                                                                                                (the parent of one of the other
                                                                                                shareholders of Olimpia); Chairman,
                                                                                                Ragione S.a.p.a. di Gilberto
                                                                                                Benetton e C.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Carlo De Benedetti                      Italian                 Director                        Chief Operating Officer, De
                                                                                                Benedetti Group; Chairman and
                                                                                                Executive Chairman, Cofide S.p.A.,
                                                                                                CIR S.p.A., Sogefi S.p.A. and CDB
                                                                                                Web Tech Inv. S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Alberto Falck                           Italian                 Director                        Chairman, Falck S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Gabriele Galatieri di Genola            Italian                 Director                        Chairman, Mediobanca-Banca di
                                                                                                Credito Finanziario S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Giuseppe Gazzoni Frascara               Italian                 Director                        Entrepreneur
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Giuseppe Gazzoni Frascara               Italian                 Director                        Entrepreneur
--------------------------------------- ----------------------- ------------------------------- ------------------------------------



                                       8

--------------------------------------- ----------------------- ------------------------------- ------------------------------------
                                                                        POSITIONS WITH              PRESENT PRINCIPAL OCCUPATION
                   NAME                      CITIZENSHIP                PIRELLI S.P.A.              ----------------------------
                   ----                      -----------                --------------
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Mario Greco                             Italian                 Director                        Executive Director and General
                                                                                                Manager, RAS S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Georg F. Krayer                         Swiss                   Director                        Chairman, Bank Sarasin & Co.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Giulia Maria Ligresti                   Italian                 Director                        Chairman, Premafin Finanziaria
                                                                                                S.p.A.; Director and Member of the
                                                                                                Executive Committee, Fondiaria SAI
                                                                                                S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Massimo Moratti                         Italian                 Director                        Entrepreneur
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Luigi Orlando                           Italian                 Director                        Chairman, Generale Industrie
                                                                                                Metallurgiche S.p.A. and Societa
                                                                                                Metallugica Italiana S.p.A.; Deputy
                                                                                                Chairman, Aufsichtsrats Europa Metal
                                                                                                A.G. (Germany)
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Giovanni Perissinotto                   Italian                 Director                        Chairman, Generali Finances S.A.;
                                                                                                Chairman, Flandria Participation
                                                                                                Financieres; Chairman, Belgica
                                                                                                Insurance Holding; Chairman,
                                                                                                Generali Asset Management Sgr
                                                                                                S.p.A.; Chairman, Adriatica
                                                                                                Participation Finances S.A.;
                                                                                                Chairman, Banca Generali S.p.A.;
                                                                                                Chairman, Generali Properties S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Giampiero Pesenti                       Italian                 Director                        Chairman, Italmobiliare S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Ennio Presutti                          Italian                 Director                        Entrepreneur
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Maurizio Romiti                         Italian                 Director                        Managing Director, Rizzoli Corriere
                                                                                                Della Sera Mediagroup S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Vincenzo Sozzani                        Italian                 Director                        Chairman, PREMAFIN Finanziaria HP
                                                                                                S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Frank Vischer                           Swiss                   Director                        Professor, University of Basel,
                                                                                                Switzerland; Lawyer, the law firm
                                                                                                Vischer (Basel and Zurich)
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Claudio De Conto                        Italian                 Executive Officer               Executive Officer, Pirelli & C.
                                                                                                S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------


                                       9

--------------------------------------- ----------------------- ------------------------------- ------------------------------------
                                                                        POSITIONS WITH              PRESENT PRINCIPAL OCCUPATION
                   NAME                      CITIZENSHIP                PIRELLI S.P.A.              ----------------------------
                   ----                      -----------                --------------
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Luciano Gobbi                           Italian                 Executive Officer               Executive Officer, Pirelli & C.
                                                                                                S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Francesco Gori                          Italian                 Executive Officer, Tyres        Executive Officer, Tyres Sector,
                                                                Sector                          Pirelli & C. S.p.A.
--------------------------------------- ----------------------- ------------------------------- ------------------------------------
Valerio Battista                        Italian                 Executive Officer, Energy       Executive Officer, Energy Cables
                                                                Cables Sector                   Sector, Pirelli & C. S.p.A.
-----------------------------------------------------------------------------------------------------------------------------------




                                       10